1345 AVENUE OF THE AMERICAS, 11th FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

May 28, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Daniel Morris

Re:	Cuentas, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed February 21, 2020
File No. 000-54923

Dear Mr. Morris:

On behalf of our client Cuentas, Inc. (the “Company”), we hereby transmit the Company’s response to the oral comment received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Revised Preliminary Proxy Statement on Schedule 14A submitted to the Commission on April 24, 2020 (the “Proxy”) as well as providing the Staff with other revisions made to the Proxy.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed such comment with the Company’s response.

Revised Preliminary Proxy Statement on Schedule 14A filed on February 21, 2020

Proxy Card

1.	Please revise the proxy card to conform to the changes made to shareholder’s Proposal 1.

In response to the Staff’s comment, the Company has amended the Proxy voting card to reflect the changes made to Proposal 1.

Mr. Daniel Morris

May 28, 2020

In addition to our responses to the Staff’s comments the Company made additional revisions to the Proxy in an effort to enhance a shareholder’s understanding of the proposals and better inform their voting decisions. These revisions include the following:

A.	Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters.

The company has revised the beneficial ownership table, located on page 15 of the Proxy, to reflect the ownership structure of both the shares of common stock, par value $0.001 per share, as well as the Company’s shares of Series B Preferred stock, par value $0.001 per share.

B.	Proposal 1: Approval of an Amendment and Restatement of Cuentas, Inc., Articles Of Incorporation to Reclassify all Series B Preferred Stock into Common Stock of the Company—Interests of Certain of our Directors and Officers in the Articles Proposal

The Company has revised the information under Proposal 1 and has added a section entitled Interests of Certain of our Directors and Officers in the Articles Proposal located on page 8. The addition of this section is intended to provide investors with further disclosure about the interests of certain of the Company’s officers, directors and affiliates in the Articles Proposal. We also revised the information under Proposal 1 and made additions to the current draft of the amended and restated certificate of incorporation of the Company, attached to the Proxy as Exhibit Appendix A to add a one (1) year lockup period for the shares of Common Stock issuable upon conversion of the Preferred Stock.

We thank the Staff for its review of the foregoing and Proxy. If you have further comments, please feel free to contact the undersigned at dselengut@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ David Selengut

David Selengut